

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2023

Paul Schmidt
Chief Financial Officer
Gold Fields Limited
150 Helen Road
Sandown, Sandton, 2196
South Africa

      Re: Gold Fields Limited
           Form 20-F for the Fiscal Year Ended December 31, 2022
           Filed March 30, 2023
           File No. 001-31318

Dear Paul Schmidt:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation